                                                                    Exhibit 99.1
                                 vivendi universal logo

                                 NOTICE AND INFORMATION
                                 BROCHURE

                                 COMBINED ORDINARY AND EXTRAORDINARY
                                 SHAREHOLDERS' MEETING
                                 TUESDAY, APRIL 24, 2001

--------------------------------------------------------------------------
             TABLE OF CONTENTS
PAGE 1       Chairman's Statement and Shareholder Newsletter
PAGE 5       Agenda
PAGE 6       Brief Summary of the Company's and the Group's Financial
             Position during 2000
PAGE 17      Presentation of Resolutions Submitted to the Meeting
PAGE 18      Draft Resolutions
PAGE 22      Five-Year Financial Summary for Vivendi Universal
PAGE 23      Report from the Statutory Auditors on the reduction in
             capital stock through cancellation of treasury stock
PAGE 24      Supplemental Report of the Board of Directors on the
             capital increase restricted to current and retired
             Vivendi Universal's Group employees enrolled in the
             Group Stock Savings Plan
PAGE 25      Report of the Statutory Auditors on the capital increase
             reserved for current and retired employees participating
             in the Group's Employee Stock Ownership Plan

             Societe Anonyme with stated capital of E 5,946,333,635
             REGISTERED OFFICE
             42, avenue Friedland, 75380 Paris Cedex 08 -
             (Company and Trade Registry)
             343 134 763 Paris - France
             SHAREHOLDER INFORMATION:
             www.vivendiuniversal.com
The Notice and Information Brochure in English is a translation of the French "Brochure de Convocation et d'Information" for information purposes. This translation is qualified in its entirety by reference to the "Brochure de Convocation et d'Information".

vivendi universal logo


  Vivendi Universal

-

                                                                               1

 ...............................................................................
                Chairman's Statement and Shareholder Newsletter
 ...............................................................................

CHAIRMAN'S STATEMENT
Vivendi Universal now has over one million individual shareholders. Within a period of just three years, the number of shareholders has increased fivefold. Or, to put it another way, there are five times more of you to support the dramatic transformation of our company - Vivendi Universal is now the global No. 2 in media and communications and majority shareholder in the global leader in environmental services. More than ever before, we have you and your interests in mind as we work day after day to earn your total trust and confidence.

Our results for 2000 are extremely encouraging. We have surpassed all our projections. The pro forma results, which represent a year-on-year comparison of the company's new scope of consolidation, show that our revenues have increased almost 20% and that our EBITDA (earnings before interest, taxes, depreciation and amortization) has jumped 48%. The EBITDA rise for the media and communications businesses alone is stronger still, reaching 76%. This excellent improvement in operating profitability is common to all our business units - music, TV and film, telecoms and publishing. We have exceeded our fall projections by 160 million euros. The only exception is our Internet business, which is still in the investment phase.

So we are ahead of our targets for 2000, which means we can confirm the ambitious growth targets that we set for media and communications in October 2000: increases of 10% for revenues and 35% for EBITDA.

While the markets have recently slid following a bout of excessive optimism, our stock price scarcely reflects our very healthy results. But Vivendi Universal, although it has not escaped the turbulence, is performing better than comparable companies. Twelve months ago, Vivendi Universal's market capitalization was less than half that of France Telecom or Yahoo!. Today, our market value is about the same as France Telecom's and six times higher than Yahoo!'s. Moreover, since the beginning of the year, we have outperformed the market's media index and telecoms stocks. It's a good sign, but it's far from enough. I want to stress that we are determined to gain better market recognition for the quality of our performance.

Recognition will come, because all the indicators are pointing in the right direction: we are leaders in exciting businesses, and we have the best talents working for us. Since the merger, the integration of our teams has progressed well, enabling us to identify and develop synergies. Consumers will soon be seeing the first concrete results. In addition, we are in exceptionally fine financial health - our communications activities are nearly debt free.

Thanks to this good health, we can offer you the same dividend per share as last year: 1 euro. That means we are nearly doubling the company's total dividend payout. Our next shareholders' meeting will be held on April 24, 2001, and I hope that you will once again vote in large numbers. We are doing everything we can to make it easy for all of you to take part, including voting by mail.

There are now one million of you supporting us in this exciting adventure as we build Vivendi Universal. Your loyalty is extraordinary. I would like to end with the most appropriate words I can find: thank you.

Jean-Marie Messier
Chairman and CEO

                                                               Vivendi Universal

                                                                               -

 2

 ...............................................................................
                                  Key Figures
 ...............................................................................

Revenues and EBITDA

Pro forma 2000 revenues and EBITDA, which include a full year of business from Universal Music Group and Universal Studios Group, total 52.52 billion euros (+19%) and 7.21 billion euros (+48%, and +76% for media and communications alone after holding costs) respectively.

These accounts consolidate Vivendi Environnement, a subsidiary that is listed independently on the Paris stock exchange.

Pro forma 2000, revenues: E52.52 billion (including revenues from residual non-core businesses)

- Music: E6.61 billion (+16%)
- Publishing: E3.60 billion (+7%)
- TV & film: E8.79 billion (+20%)
- Telecoms: E5.27 billion (+35%)
- Internet: E48 million (X23)
- Environmental services: E26.51 billion (+26%)

Media and communications growth target for 2000-2002: 10% per year

Pro forma 2000, EBITDA: E7.21 billion (including Internet and holding company contributions)

- Music: E1.16 billion (+38%)
- Publishing: E0.53 billion (+20%)
- TV & film: E0.77 billion (+137%)
- Telecoms: E1.30 billion (+164%)
- Environmental services: E3.54 billion (+30%)

Media and communications growth target for 2000-2002: 35% per year

Net income

Net income for the year ended December 31, 2000 climbed 44% before goodwill amortization to 2.8 billion euros, and 60% after goodwill amortization to 2.3 billion euros.

Dividend

The dividend for 2000, proposed at 1 euro per share by the Board of Directors, will be submitted for shareholder approval at the Shareholders' Meeting scheduled on April 24, 2001 in Paris (France). On the basis of a dividend of 1 euro per share, the pay-out ratio for 2000 stands at 47%. For 1999, the pay-out ratio was 42%. The dividend shall be payable as of May 2, 2001.

Total dividends:
- 1998: E440 million
- 1999: E597 million
- 2000: E1,081 million

Pay-out ratio in %:
1998: 39%
1999: 42%
2000: 47%

Business unit highlights

MUSIC (UNIVERSAL MUSIC GROUP: UMG)
World leader in the music industry, Universal Music Group is the No. 1 company in 75% of the countries where it operates. UMG covers the full spectrum of music from pop to classical to jazz, from hip-hop and R&B to country music.

- Pro forma revenues: E6.61 billion

- Pro forma EBITDA: E1.16 billion

- No. 1 worldwide with a 22.5% market share

  Vivendi Universal

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                                                                               3

- No. 1 in North America, Europe and Latin America

- 67 albums sold over one million copies

- 5 albums sold over five million copies

PUBLISHING (VIVENDI UNIVERSAL PUBLISHING)
Vivendi Universal Publishing has a very full range of content and a presence in games, education, health, information and general literature fields. The company is focused on developing interactive and digital content.

- Pro forma revenues: E3.60 billion

- Pro forma EBITDA: E0.53 billion

- World No. 1 in online games

- World No. 2 in PC-based games

- A world leader in health information

- European leader in PC-based educational CD-ROMs

TV & FILM (CANAL+, UNIVERSAL STUDIOS GROUP)
Created by the combination of the Canal+ Group and Universal Studios' businesses, Vivendi Universal's TV & Film division is a major global powerhouse in film and television production and distribution, pay television channels and services, digital television technology, Internet content and themed entertainment.

- Pro forma revenues: E8.79 billion

- Pro forma EBITDA; E0.77 billion

- World's 2nd largest TV & film library

- Leading European pay TV operator

- European digital TV leader

- 15.3 million subscriptions

TELECOMS (CEGETEL, VIVENDI TELECOM INTERNATIONAL)

Vivendi Universal is the leading private operator in both fixed and mobile telecommunications in France through Cegetel and SFR. It also operates in Eastern Europe, the Middle East and Africa through its fully-owned subsidiary, Vivendi Telecom International.

- Revenues: E5.27 billion

- EBITDA: E1.30 billion

- 10.1 mobile service customers

- 2.5 million fixed lines

- E1.03 billion in capital expenditures

- 30,000 business customers

INTERNET (VIVENDINET)
VivendiNet brings together all of Vivendi Universal's Internet businesses, as well as investment funds, incubators of new businesses, and technical and marketing service providers. VivendiNet provides the company's other entities with financial, legal, technical and marketing advice, support and resources.

- Revenues: E48 million

ENVIRONMENTAL SERVICES (VIVENDI ENVIRONNEMENT)
63%-owned by Vivendi Universal, Vivendi Environnement is the world leader in its sector. Vivendi Environnement is the only company to provide integrated services including water (Vivendi Water), waste management (Onyx), energy services (Dalkia) and transportation (Connex).

- Revenues: E26.51 billion

- EBITDA: E3.54 billion

- Operations in 100 countries

- 30% of revenues from industrial customers

- 100 million people provided with water service

- 50 million metric tons of waste treated annually

Over 1 million individual shareholders

Vivendi Universal now has over one million individual shareholders (the exact number is 1,036,000 according to a

                                                               Vivendi Universal

                                                                               -

 4

security holders identification procedure carried out on December 31, 2000 by Sicovam, the French securities clearing house) and over 80,000 holders of American Depositary Shares. Vivendi Universal has therefore maintained its position as the listed company in France with the highest number of shareholders, other than privatized companies. There are approximately 5.6 million individual shareholders in France (TLB survey 2000).

In the space of three years, Vivendi Universal has increased the number of its individual shareholders fivefold: there were 200,000 at the end of 1997; 250,000 at the end of 1998 and over 700,000 at the end of 1999.

Individual shareholders hold 20.30% of Vivendi Universal's capital stock, making them the company's largest shareholder.

Vivendi Universal places great pride in the affinity and loyalty demonstrated by its individual shareholders. Their attitude is proof that a company can be global while retaining its roots and the strength of a grass-roots shareholder base.

Shareholding structure at December 31, 2000

- Individual shareholders: 20.30%

- French institutional investors: 18.15%

- Other European Union institutional investors: 32.66%

- Institutional investors other than E.U. and U.S.: 4.26%

- U.S. institutional investors: 24.63%

        Vivendi Universal ADS performance between December 11, 2000 and
                               February 26, 2001

                                                                     VIVENDI UNIVERSAL                 S & P ENTERTAINMENT
                                                                     -----------------                 -------------------
12/11/2000                                                                 65.00                              65.00
12/12/2000                                                                 67.69                              65.23
12/13/2000                                                                 67.50                              65.28
12/14/2000                                                                 67.69                              64.67
12/15/2000                                                                 66.94                              63.13
12/18/2000                                                                 67.19                              59.53
12/19/2000                                                                 65.75                              59.12
12/20/2000                                                                 63.75                              53.87
12/21/2000                                                                 63.50                              54.96
12/22/2000                                                                 63.50                              54.90
12/26/2000                                                                 64.00                              54.80
12/27/2000                                                                 64.44                              53.50
12/28/2000                                                                 64.88                              54.34
12/29/2000                                                                 65.31                              53.68
1/2/2001                                                                   63.75                              51.71
1/3/2001                                                                   66.13                              58.83
1/4/2001                                                                   66.63                              63.28
1/5/2001                                                                   66.94                              61.66
1/8/2001                                                                   67.38                              59.00
1/9/2001                                                                   66.38                              60.37
1/10/2001                                                                  65.13                              61.58
1/11/2001                                                                  66.88                              64.00
1/12/2001                                                                  69.25                              65.81
1/16/2001                                                                  69.63                              63.13
1/17/2001                                                                  71.06                              68.25
1/18/2001                                                                  72.63                              69.18
1/19/2001                                                                  72.94                              72.04
1/22/2001                                                                  73.56                              70.57
1/23/2001                                                                  75.19                              71.10
1/24/2001                                                                  74.75                              72.65
1/25/2001                                                                  74.31                              72.11
1/26/2001                                                                  73.88                              70.24
1/29/2001                                                                  73.54                              71.52
1/30/2001                                                                  75.50                              71.46
1/31/2001                                                                  74.85                              69.39
2/1/2001                                                                   74.70                              68.00
2/2/2001                                                                   73.20                              65.49
2/5/2001                                                                   72.85                              66.39
2/6/2001                                                                   72.77                              66.02
2/7/2001                                                                   71.95                              65.39
2/8/2001                                                                   70.91                              66.46
2/9/2001                                                                   69.49                              65.12
2/12/2001                                                                  71.40                              65.68
2/13/2001                                                                  70.50                              65.71
2/14/2001                                                                  69.80                              66.12
2/15/2001                                                                  68.66                              67.76
2/16/2001                                                                  65.30                              65.80
2/20/2001                                                                  64.60                              62.66
2/21/2001                                                                  63.00                              62.92
2/22/2001                                                                  62.90                              62.49
2/23/2001                                                                  63.24                              60.67
2/26/2001                                                                  64.80                              63.35

  Vivendi Universal

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                                                                               5

 ...............................................................................
                                 NOTICE OF THE
                      COMBINED ORDINARY AND EXTRAORDINARY
                             SHAREHOLDERS' MEETING
                            TUESDAY, APRIL 24, 2001*
 ...............................................................................

The shareholders are cordially invited to attend the Combined Ordinary and Extraordinary Shareholders' Meeting, which will be held on Tuesday, April 24, 2001, at 5:00 p.m. at the Zenith, 211, avenue Jean Jaures, 75019 Paris, France. The purposes of the Meeting are as set forth in the following Agenda:

As an Ordinary Shareholders' Meeting:

 1. Approval of the reports and financial statements for the 2000 fiscal year; presentation of the consolidated 2000 financial statements

 2. Approval of the agreements covered in the special report prepared by the Statutory Auditors

 3. Allocation of net income and determination of the dividend to be distributed for the 2000 fiscal year

 4. Appointment of Mrs. Marie-Josee Kravis as a Director

 5. Appointment of Mr. Samuel Minzberg as a Director

 6. Authorization to be granted to the Board of Directors in respect of the purchase by the Company of its own shares

As an Extraordinary Shareholders' Meeting:

 7. Authorization to be granted to the Board of Directors to decrease the capital stock through the cancellation of shares

 8. Amendment of the second paragraph of article 17 of the Articles of Association entitled "Shareholders' Meetings" for the purpose of authorizing the public transmission of the shareholders' meetings by all means including the Internet

 9. Amendment of Article 18 of the Articles of Association entitled "Voting Rights" to add a fifth paragraph relating to the inapplicability of the provision for adjusting the voting rights to any Shareholders' Meeting where a quorum of 60% or more is present

10. Amendment of the second paragraph of Article 18 of the Articles of Association entitled "Voting Rights" relating to participation and voting at Shareholders' Meetings by tele-transmission and/or videoconferencing

11. Authorization for performance of legal formalities

---------------

(*) Pursuant to applicable law, the first notice of the Shareholders' Meeting is initially scheduled for Tuesday, April 17, at 9 a.m. at the Company's registered office located at 42, avenue de Friedland, 75008 Paris. However, if the necessary quorum is not present on that occasion, as is likely to occur, no business can be legally transacted on that date. Accordingly, the reconvened Shareholders' Meeting will take place on Tuesday, April 24, 2001, at 5 p.m. at the Zenith, 211, avenue Jean Jaures, 75019 Paris, France.

                                                               Vivendi Universal

                                                                               -

 6

                 Brief Summary of the Company's and the Group's
                         Financial Position during 2000

VIVENDI UNIVERSAL EXCEEDED ITS 2000 EARNINGS TARGETS AND EXPERIENCED IMPRESSIVE REVENUE AND EBITDA GROWTH.

Vivendi Universal is now ideally positioned to provide the global consumer with seamless connectivity and competitively superior content and services - anywhere, any time and over any device or platform. Its businesses are strong and its Management is focused and growth prospects are real.

Pro forma revenues up 19 percent to 52.5 billion euros. Media and Communications pro forma revenues up 20 percent to 24.3 billion euros.

Pro forma results are better than expected and outperform 2000 ambitions.

- EBITDA up 48 percent to 7.2 billion euros

- Media and Communications EBITDA increases 76 percent to 3.3 billion euros

- Operating Income up 68 percent to 3.1 billion euros

Year 2000 demonstrates a strong improvement and growth of EBITDA and EBITDA margins, particularly in Music, Telecoms and Publishing, attributed to operational focus of Management on day-to-day operations and productivity improvements

- Music pro forma EBITDA up 38 percent to record 1.2 billion euros

- Publishing pro forma EBITDA up 20 percent, reaching 0.5 billion euros

- TV and Film pro forma EBITDA more than doubles to 0.8 billion euros

- Telecoms EBITDA more than doubles, reaching 1.3 billion euros

- Environmental Services EBITDA up 30 percent to 3.5 billion euros

ACTUAL NET INCOME REACHES 2.8 BILLION EUROS BEFORE GOODWILL, UP 44 PERCENT, AND
2.3 BILLION EUROS AFTER GOODWILL, UP 60 PERCENT. EARNINGS PER SHARE (EPS) REACH
4.4 EUROS BEFORE GOODWILL UP 19 PERCENT.

THE DECLARATION OF A DIVIDEND OF 1 EURO PER SHARE WILL BE PROPOSED TO THE SHAREHOLDERS' MEETING. THE AMOUNT OF THE DIVIDEND IS STABLE, DESPITE A LARGE INCREASE IN THE NUMBER OF SHARES, AND REPRESENTS A HIGH 47 PERCENT PAY-OUT RATIO.

The pro forma results were driven by growth in all business segments with the exception of Internet, in which development costs related to business expansion continued to have a negative impact on earnings.

  Vivendi Universal

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                                                                               7

                               Vivendi Universal

-------------------------------------------------------------------------------------------------------------------
                                                                2000          % vs            2000        % vs 1999
Euros in billions                                             actual(2)    1999 actual    pro forma(3)    pro forma
-------------------------------------------------------------------------------------------------------------------
 Revenues                                                       41.8          +37%(1)         52.5          +19%
 EBITDA                                                          6.0          +39%             7.2          +48%
 Operating income                                                2.6          +40%             3.1          +68%
 ...................................................................................................................

(1) excluding non-core businesses
(2) including 23 days of revenues from Universal Studio Group and Universal Music Group
(3) including full year impact of Universal Studio Group and Universal Music
Group

                   Vivendi Universal Media and Communications

-------------------------------------------------------------------------------------------------------------------
                                                                2000          % vs            2000        % vs 1999
Euros in billions                                              actual      1999 actual     pro forma      pro forma
-------------------------------------------------------------------------------------------------------------------
 Revenues                                                       13.6           +63%           24.3           +20%
 EBITDA                                                          2.2(1)       +134%            3.3(2)        +76%
 Operating income                                                0.6(1)       +299%            1.0(2)       +321%
 ...................................................................................................................

(1) before holding costs
(2) after holding costs

Actual 2000 operating income of 2.6 billion euros, a 40 percent increase over 1999, benefited from strong performance in all business units. Net financial expense increased to 633 million euros, primarily due to increased financing costs associated with the Company's acquisitions, offset by the sale of portfolio investments. The Company recorded exceptional income, net of taxes and minority interests, close to 2 billion euros, compared to 0.8 billion euros of exceptional expense in 1999, due to capital gains on dilution of interests in other companies, including Vivendi Environnement (through an IPO), Dalkia, Vinci and BSkyB, among others, offset by 271 million euros of restructuring costs in the Company's Publishing and Environmental Services businesses. Goodwill expense increased slightly to 634 million euros in 2000 due to the inclusion of twenty-three days of goodwill amortization associated with the business combination transactions with Seagram and Canal+. The Company's tax provision was 1 billion euros in 2000, representing an effective rate of 33.7 percent.

The strong results that Vivendi Universal has generated for fiscal year 2000 provide a very solid foundation for the Company's growth prospects in 2001. The robust performance of Vivendi Universal's business segments clearly reflects the fast pace and clear momentum that we have established as Vivendi Universal enters 2001. The Company's unique combination of content and distribution assets paves the way for growth opportunities. Management teams and plans are in place to execute the growth strategies. The management team, in particular, has been focused on the day-to-day operational performance and increased productivity of each of the Company's business units.

Update on Integration and Synergies

Integration and cost-savings initiatives, along with the identification of revenue- and EBIDTA-generating opportunities, are proceeding well:

- Cost-saving initiatives are well under way across all businesses. In the first three months since the creation of Vivendi Universal, major progress has been made toward achieving the Company's 2002 cost-savings' target of 420 million euros. Cost-savings have resulted from consolidations in headquarters operations, real estate, logis-

                                                               Vivendi Universal

                                                                               -

 8

  tics, IT (Information Technology) and procurement. Additional cost savings are expected in all these areas.

- Identification of revenue synergies are well advanced and poised for delivery in 2002. Those synergies are projected to contribute 1 billion euros at the revenue line, resulting in an annual EBIDTA contribution of 220 million euros. Synergies have been identified in each of the Company's content and access business units - including in the TV and Film, Publishing and Telecom segments.

Revenue Highlights

On February 14, 2000, Vivendi Universal reported 2000 preliminary actual revenues of 41.7 billion euros, including 40 billion euros generated by the Media and Communications and Environmental business unit segments. That report included 23 days of revenues from Universal Studios Group and Universal Music Group.

The Company's actual consolidated revenues totaled 41.8 billion euros in 2000, with Media and Communications accounting for 13.6 billion euros, a global increase of 63 percent over 1999. Forty-three percent of the Media and Communications revenue growth resulted from acquisitions and the impact of consolidating the results of Canal+ for the full 12-month period in 2000, compared to three months in 1999. One percent resulted from favorable currency exchange rates and 19 percent was due to internal growth.

2000 FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------
                                                                       Actual                Pro Forma
Vivendi Universal                                                 (12 Months Ended        (12 Months Ended
(Core Business Segments)                                            December 31)            December 31)
Revenues - Euros in millions                                      2000        1999        2000        1999
------------------------------------------------------------------------------------------------------------
 Media and Communications                                       13,600.6     8,343.6    24,324.2    20,317.2
   Music                                                           494.6           -     6,611.0     5,705.0
   Publishing                                                    3,539.8     3,278.4     3,599.8     3,352.4
   TV and Film                                                   4,248.3     1,150.6     8,795.5     7,345.2
   Telecoms                                                      5,270.1     3,912.5     5,270.1     3,912.5
   Internet                                                         47.8         2.1        47.8         2.1
 Environmental Services                                         26,512.0    20,959.4    26,512.0    20,959.4
 ............................................................................................................
 TOTAL "CORE" REVENUES                                          40,112.6    29,303.0    50,836.2    41,276.6
 ............................................................................................................
 TOTAL REVENUES                                                 41,797.6    40,854.5    52,521.2    44,000.5
 ............................................................................................................

Despite difficult markets and weak economies, Vivendi Universal has outperformed its Media and Communications EBITDA targets (before Internet) by 162 million euros. Music, Publishing, TV & Film exceeded their ambitious 2000 EBITDA target and Telecoms reached its own target thanks to a good second half of 2000.

  Vivendi Universal

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                                                                               9

------------------------------------------------------------------------------------------------------------
                                                                       Actual                Pro Forma
Vivendi Universal                                                 (12 Months Ended        (12 Months Ended
(Core Business Segments)                                            December 31)            December 31)
EBITDA - Euros in millions                                        2000        1999        2000        1999
------------------------------------------------------------------------------------------------------------
 Media and Communications                                        2,096.2       879.0     3,328.5     1,893.4
   Music                                                            94.2           -     1,157.0       840.0
   Publishing                                                      493.4       410.7       531.0       442.7
   TV and Film                                                     526.0        84.8       770.9       325.7
   Telecoms                                                      1,303.3       493.7     1,303.3       493.7
   Internet                                                       (183.7)      (34.3)     (183.7)      (34.3)
   Holding                                                        (137.0)      (75.9)     (250.0)     (174.4)
 ............................................................................................................
 Environmental Services                                          3,544.3     2,723.6     3,544.3     2,723.6
 ............................................................................................................
 TOTAL "CORE" EBITDA                                             5,640.5     3,602.6     6,872.8     4,617.0
 ............................................................................................................
 TOTAL EBITDA                                                    5,980.9     4,300.6     7,213.2     4,862.5
 ............................................................................................................

Several businesses are classified as non-core, primarily in the real estate and construction industries. Revenues and EBITDA from non-core businesses declined in 2000 as a result of the disposal of several businesses during the year. Revenues from non-core businesses were 1.7 billion euros in 2000 compared to
11.6 billion euros in 1999. EBITDA from non-core businesses was 340 million euros in 2000 compared to 698 million euros in 1999.

Vivendi Universal's revenues from core and non-core businesses were 41.8 and
40.9 billion euros in 2000 and 1999, respectively. On a pro forma basis, revenues increased to 52.5 billion euros in 2000 from 44.0 billion euros in 1999. Vivendi Universal's EBITDA from core and non-core businesses was 6.0 and
4.3 billion euros in 2000 and 1999, respectively. On a pro forma basis, EBITDA increased to 7.2 billion euros in 2000 from 4.9 billion euros in 1999.

The results of Vivendi Universal are presented on a French GAAP basis. U.S. GAAP impact on Vivendi Universal's EBITDA is expected to be neutral in 2001. Recurring U.S. GAAP impacts, before goodwill, would have reduced Vivendi Universal's 2000 net income by approximately 85 million euros. Recurring U.S. GAAP impacts on goodwill would have further reduced French GAAP net income by 260 million euros in 2000. Other impacts of a non-recurring, or periodic, nature would have reduced Vivendi Universal's 2000 net income by 46 million euros.

BUSINESS UNIT HIGHLIGHTS

MUSIC

For the calendar year, Universal Music Group (UMG) delivered 1.2 billion euros in EBITDA. On a constant exchange rate basis, EBITDA rose 24 percent. Revenues increased 16 percent to 6.6 billion euros. Excluding the impact of foreign exchange, revenues would have increased 5 percent.

Improved results reflect strong performance in North America and Europe and worldwide costs savings achieved from the integration of PolyGram, partially offset by investments in the electronic business initiatives.

- The world's No. 1 and No. 2 music companies, UMG and Sony Music Entertainment, entered into a joint venture (Duet) to create a subscription-based music service, which will include various music and video offerings for the Internet. Both companies have provided content to the joint venture. The service is planned to launch in the Summer of 2001.

- In calendar year 2000, UMG retained its global leadership with worldwide market share increasing to approximately 22.5 percent. UMG continued to hold the No. 1 market position in North America, Europe, and Latin America with a close second in Asia. UMG had 67 albums
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  that reached worldwide sales in excess of one million units and 5 albums that sold over five million units. Major album sales included those by Eminem, Limp Bizkit, U2, Bon Jovi, Nelly, Dr. Dre, 3 Doors Down, Sisqo, Sting, Texas, Ronan Keating and Aqua.

- UMG held strong chart positions in all music genres and major markets, including the U.S., U.K., France, Germany and Brazil. UMG also increased its market share in major markets, including the U.S., U.K., France, Germany and Japan. In calendar year 2000, revenue generated in North America accounted for 44 percent of total revenues. The European market accounted for 39 percent, Asia Pacific contributed 13 percent, and Latin America accounted for the remaining 4 percent.

- In the U.S., UMG artists topped every major chart in 2000, becoming the first company ever to achieve the No. 1 position in the top five market share categories of Current Albums, Overall Albums, Singles, R&B Albums and Country Albums, according to SoundScan as tracked by "Billboard." According to SoundScan, UMG was also No 1. in Alternative Rock, Hard Rock, Classics, Jazz, Rap, Soundtracks, Catalog and Deep Catalog. In current album, UMG achieved a market share that exceeded its closest competitor by 50 percent. UMG's year-end current album market share reached 28.03 percent (up from 1999 at 26.85 percent), according to SoundScan.

- UMG received more Grammy Awards than any other music major, including Record of the Year (U2's "Beautiful Day"), Song of the Year (U2's "Beautiful Day"), Best Rap Album (Eminem's "The Marshall Mathers LP"), Best New Artist (Shelby Lynne), Best Female Rock Vocal Performance (Sheryl Crow's "There Goes the Neighborhood"), Best Rock Performance by a Duo Or Group With Vocal (U2's "Beautiful Day") and Best Classical Album (Shostakovich: The String Quartets).

- In Europe, UMG's 2000 album chart share increased from 23.3 percent to 26 percent, 9 points ahead of its nearest competitor. In key markets such as the U.K., Germany and France, UMG remained the market leader and increased its market share. In France, Universal Music's market share reached historic heights for the month of December at 53 percent and nearly 35 percent for the year. Local bestsellers included soundtracks from the popular musicals "Romeo et Juliette" and "Les 10 Commandements" as well as albums from Florent Pagny, Johnny Hallyday and Mylene Farmer.

- Releases expected in 2001 include new albums from Bryan Adams, Aqua, Bee Gees, Mary J. Blige, Blink 182, Andrea Bocelli, The Cranberries, Sheryl Crow, Dr. Dre, Enrique Iglesias, Ronan Keating, Diana Krall, Lighthouse Family, Los Tucanes de Tijuana, Fukuyama Masaharu, Yamazaki Masayoshi, Brian McKnight, No Doubt, Rammstein, S Club 7, Sandy & Junior, Semisonic, Smashmouth, Tarkan, Texas and Zucchero.

PUBLISHING

Vivendi Universal Publishing (formerly Havas) focuses on worldwide multi-platform content (press, publishing, multimedia and trade fairs) in five divisions - Games, Education, Literature, Health and Information - with strong positions in each. Vivendi Universal Publishing is No. 1 worldwide in online games, No. 2 worldwide in PC-based games, a leader in health information and the European leader in PC-based educational CD-ROMs.

For the year 2000, pro forma revenues totaled 3.6 billion euros, while pro forma EBITDA reached 531 million euros. Key business unit highlights include:

GAMES:
- FLIPSIDE.COM: Launched in the U.S. in September 2000, and in France, the U.K. and Germany one month later, Flipside.com gives players free access to more than 40 games covering the entire range of interactive online entertainment. It already has more than six million unique visitors per month. In February 2001, Flipside launched a cash tender offer to acquire UPROAR, INC., a leading U.S. interactive entertainment company. The transaction gave rise to the world leader in online games. Flipside.com is available in English, French and German.

- DIABLO II had the biggest launch ever for a PC software game, with a simultaneous release at year-end 2000 in
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  eight languages (English, German, French, Spanish, Italian, Polish, Korean and
  Japanese). More than two million copies were available on the first day and over three million copies have since been sold around the world. Diablo II offers more than 80 hours of playing time.

- IN AUGUST 2000, Havas Interactive and Universal Interactive Studios signed a three-year agreement on the design and publication of an episode in the adventures of Spyro the Dragon, the popular video game hero.

EDUCATION:
- MULTIMEDIA ENCYCLOPEDIA: After its successful launch of the Kleio encyclopedia on CD-ROM and DVD-ROM, the Larousse publishing house launched Kleio online. The site at www.kleio.fr carries one of the largest volumes of reference content on the Internet.

- EDUCATION.COM: In February 2001, Vivendi Universal Publishing launched its online education service, Education.com. An Internet portal dedicated to teaching, Education.com features practical and pedagogical content for children, parents and teachers. Launched worldwide, Education.com has already debuted in France, Germany, the U.K. and the U.S. in local versions corresponding to the respective countries' school curricula. Education.com will launch in Spain and Brazil during 2001.

- AN ELECTRONIC SCHOOLBAG is now being tested at several secondary schools in France. With digital textbooks on a convenient device, students will access courses and exercises complete with text, images, sounds and videos by a simple click of a mouse.

HEALTH:
- MEDICAL INFORMATION: Vivendi Universal Publishing acquired two U.S. companies, STAYWELL and 3 V HEALTH. Now one of the leaders in health information, Vivendi Universal Health is also a U.S. market leader in information for patients.

INFORMATION:
With revenues totaling more than 1.2 billion euros, this division holds leading positions in information services:

- It illustrates the Company's multi-platform strategy with a range of products and services offered through press, publishing, trade fairs, CD-ROMs, WAP, PDA and Internet.

- It also illustrates the Company's capacity to generate organic growth with the launch of several portals and magazines such as Newbiz and the Nouvel Hebdo.

TV AND FILM

TV and Film results for Vivendi Universal were largely led by strong box office performance at Universal Pictures and a solid subscriber base in the pay-TV market. Pro forma EBITDA more than doubled to 770.9 million euros, on revenues of nearly 8.8 billion euros.

Vivendi Universal's TV and Film unit is comprised of TV (Canal+ and Universal Television & Networks Group); Film (Universal Pictures and Studiocanal); and Universal Studios Recreation Group.

Vivendi Universal's TV and Film division owns the world's second-largest film and television library, totaling close to 9,000 feature films and more than 30,000 hours of TV programs. The feature films include such classics as Jaws, ET
- The Extra-Terrestrial, Back to the Future and Schindler's List. The TV library includes such popular series as Columbo, Murder, She Wrote, and Alfred Hitchcock Presents, and some of the best action and suspense television programming in the industry.

TELEVISION:

Canal+'s and Universal's TV businesses include the production, distribution, sales and marketing of movies and television programs. Vivendi Universal's TV and Film division is a key player in the production and distribution of premium and themed pay-TV channels and services, as well as being an international provider of digital TV technology.
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CANAL+
Canal+ is Europe's leading pay TV operator, with 15.3 million subscriptions and with premium and theme channels and digital TV platforms. Key business highlights for the year include:

- In April 2000, French digital and interactive TV platform CanalSatellite, which finished 2000 with 1.6 million subscribers, launched the world's first TV home-betting service for horse races. The service was very successful, with a total of FF 1 million in bets placed daily. In addition, 37,000 betting accounts were opened by the end of December 2000.

- In fall 2000, CanalSatellite launched the famous recipes, horoscopes and numerology pages published by Elle magazine; movie reviews from Premiere; and motor sports pages from Auto-Moto (the French equivalent of Car & Driver), as part of its choice of some 40 interactive TV and multimedia services.

- In November 2000, the Spanish digital and interactive TV platform Canal Satelite Digital, with over 1.1 million subscribers in January 2001, launched Canal Club, an electronic shopping mall offering 600 different products that can be ordered through the TV set.

- At the end of December 2000, Canal+ recorded 5.3 million subscribers to its different digital platforms in Europe, an increase of 32 percent in one year, of which 44 percent was recorded outside of France.

- The French digital and interactive TV platform CanalSatellite offers a package of 200 channels and interactive TV services and reported a profit in 2000 for the first time, becoming the first digital platform to be profitable in Europe.

UNIVERSAL TELEVISION & NETWORKS GROUP
Universal Television & Networks Group is a global television sales, networks and production operation, with customers in over 180 countries.

- Universal Studios Networks' international branded channel initiative includes the 13th Street: The Action & Suspense Channel in France (13eme Rue), Germany and Spain (Calle 13), as well as programming blocks in Latin America (Calle
  13) and Brazil (Rua 13). In April 2000, 13eme Rue was rated the No. 1 channel on the CanalSatellite platform for the second successive year. In addition, Calle 13 in Spain has become the most popular basic themed entertainment channel on the Sogecable platform.

- Universal's movie-based branded channel, Studio Universal, is available in Italy, Germany and Spain, and as a branded block in Latin America and Brazil. Most recently, Universal launched The Studio in the U.K. in partnership with NTL, the country's leading cable operator. Plans are in place to continue the growth of these brands in Canada and Japan in 2001.

- Universal's talk shows in Europe continue to hold leading positions in viewer ratings. These include: Trisha (U.K.), Catherine (the Netherlands), and Vera am Mittag (Germany).

FILM:

Universal Pictures is a global powerhouse with a consistently strong market share around the world. Its films, which cross all genres and styles, provide the core content for building brand value across its other businesses.

- 2000 was the second consecutive record year for Universal Pictures at the box office. After surpassing its all-time U.S. gross in 1999 (with more than $934.5 million and 13 percent of the year's U.S. market, finishing third among the major studios), Universal Pictures exceeded that record in 2000. U.S. box office revenues surpassed $1 billion for the first time, and Universal achieved a year-end domestic market share of 14.7 percent, ranking a close second among the major studios.

- In 2000, Universal opened seven number-one films, more than any other studio. Following number one openings for Erin Brockovich and U-571, Universal became the first-ever studio in box office history to debut five consec-
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  utive films in first place at the box office: Nutty Professor II: The Klumps,
  Bring It On, The Watcher, Meet The Parents and Dr. Seuss' How The Grinch Stole Christmas, which became the highest grossing film in the U.S. for the year. Gladiator, a co-production with DreamWorks, was an international hit, eventually grossing more than $448 million worldwide and earning two Golden Globe awards. In addition, Gladiator has been nominated for 12 Academy Awards.

- Calendar year 2000 was the best year ever for Universal Studios Home Video
  (USHV), which distributes Universal videocassettes and DVDs in the U.S. For the first time in Universal's history, home video sales of USHV product alone surpassed $1 billion in the U.S.

- Internationally, Universal's videocassettes and DVDs are distributed by Universal Pictures International (UPI). In 2000, UPI ranked as the top video rental distributor in Spain, Benelux, Mexico, Australia and the UK, where at year-end it had 13 of the top 50 titles, the largest chart share of any distributor in the history of the UK's video industry. Among UPI's many international successes was the Gladiator video, which sold over 4 million units in the consumer market, and surpassed 25 million rental transactions, making it the top title in most international markets and one of the most successful video rental titles of all time.

- For the year 2000, Studiocanal, Europe's largest producer of films and TV programs, continued to build its base through releases including Billy Elliot, a Working Title film co-produced by Universal Pictures and Studiocanal, which was released in October 2000. Billy Elliot opened strongly in the U.S. on the heels of a highly successful debut in the U.K., and went on to win several international awards as well as three Academy Award nominations. To date, Billy Elliot has grossed more than $81 million worldwide.

- Brotherhood of the Wolf ("Le Pacte des Loups"), directed by Christophe Gans and produced by Studiocanal's unit Eskwad, was released on January 31, 2001, and has grossed 24 million euros after only four weeks in French theaters.

RECREATION:

Universal has become a world leader in themed entertainment by building a strong global brand based on exceptional entertainment experiences. Its theme parks provide a fun, exciting "Universal Studios" experience through which consumers worldwide establish a personal relationship with the Universal Studios brand.

- CityWalk at Universal Studios Hollywood completed its expansion, doubling its size with over 30 new entertainment, dining and retail venues that include a 3-D Imax movie screen, a multi-media bowling alley and a NASCAR virtual racing experience.

- Universal Studios Florida debuted its "Men in Black - Alien Attack" attraction, the world's first life-size, ride-through, interactive video game ride, starring Will Smith and Rip Torn.

- Islands of Adventure at Universal Orlando launched its second full year of operation with two new family attractions - "Storm Force Accelatron," in which young guests help X-Men super heroine Storm harness the power of weather to battle her archenemies; and "Flying Unicorn," a child-sized roller coaster that gently takes young riders through a mystical forest aboard a unicorn.

- Universal Studios Port Aventura in Barcelona, Spain debuted a new state-of-the-art attraction, "Sea Odyssey." Part thrill-ride and part undersea exploratorium, this ride adventure combines computer graphic animation with cutting-edge attraction technologies in the most advanced underwater experience ever created. In addition, Port Aventura announced the start of construction of two new 500-room hotel properties.

- Scheduled to open in Osaka in March 2001, Universal Studios Japan will include the most popular attractions from both existing Universal Studios motion picture and television theme parks, as well as several new attractions unique to Japan.
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 14

USAi INVESTMENT:

Through Universal Studios, Vivendi Universal has an effective 43 percent equity interest in USA Networks, Inc. (NASDAQ: USAI). USAi is focused on the new convergence of entertainment, information and direct selling. Formed in February 1998, the company is organized into three distinct but interrelated units: entertainment, electronic retailing and information and services. On a pro forma comparative basis from its operating businesses, USAi recorded 25 percent higher EBITDA at $974 million in 2000 on 23 percent higher revenues at $4.5 billion.

TELECOMS

Vivendi Universal provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission. Vivendi Universal, which holds a 44 percent interest in Cegetel, is the leading private operator in both fixed and mobile telecommunications in France through Cegetel and SFR. It also operates in Eastern Europe, the Middle East and Africa through its subsidiary, Vivendi Telecom International.

FOR CEGETEL, 2000 was another year of strong growth in the French telecommunications market. Revenues rose 31.5 percent to reach 5.1 billion euros at the end of December 2000, and EBITDA increased 2.5 times over the 12-month period.

In 2000, the French telecommunications market recorded strong inroads in mobile telephony, with a penetration rate of 49 percent, compared with 34 percent at the end of 1999, and a sharp increase in data transmission and Internet access traffic.

With 15 percent of the French telecommunications market, CEGETEL had more than 12 million customers at the end of 2000, up more than 30 percent in one year. With more than 10 million subscribers, SFR has 35 percent of the French mobile telephone market. Cegetel's fixed telephone service had over 2.4 million lines in operation, compared with 1 million at the end of 1999.

SFR
- SFR is the No. 1 one private mobile operator in France, with more than 10 million customers and strong market share (34 percent). SFR EBITDA margins jumped from 20 percent in 1999 to 32 percent in 2000 and look promising for 2001.

- The "churn rate" for SFR decreased throughout 2000 to less than 2 percent per month by the end of 2000, compared with 2.5 percent in 1999. It was the lowest rate in four years.

- SFR continued investing in its mobile network in 2000 and completed the deployment of its GENERAL PACKET RADIO SERVICES (GPRS) network. As of December 15, 2000, SFR was the only French operator to have a totally GPRS-enabled network.

- In June 2000, SFR launched its first WIRELESS APPLICATION PROTOCOL (WAP) mobile phones, providing access to data services and to the multi-access Vizzavi portal.

FIXED ACTIVITIES (Cegetel) have had strong commercial development and achieved financial goals. In fixed activities, Cegetel is by far the No.1 private operator, with 2.4 million customer lines, 11,000 data sites and 35,000 voice sites on the corporate market.

- FIXED ACTIVITIES: Target EBITDA profitable in 2001.

- TELECOM DEVELOPPEMENT, Europe's premier private national network jointly owned by Cegetel and SNCF, the French national railroad, carried two billion minutes of traffic a month at the end of 2000. It is the leading carrier of all the alternative networks in European countries. Telecom Developpement benefited from the growth in Internet traffic, which represented almost half of its total traffic at the end of 2000.

- THE HIGH-SPEED INTERNET TESTS that Cegetel conducted in 2000 in Monaco and Paris were very successful. The technology tested, Asymmetric Digital Subscriber Line (ADSL), employs existing telephone lines and transmits data up to 20 times faster than a conventional modem. Cegetel is targeting spring 2001 for its launch of commercial service in France.
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VIVENDI TELECOM INTERNATIONAL, a wholly owned subsidiary of Vivendi Universal, develops the Company's telecommunications activities outside France. By the end of 2000, Vivendi Telecom International was operating in Spain, Monaco, Poland, Hungary, Kosovo, Egypt and Kenya. The company had close to 5 million customers, including nearly 5 million mobile-service customers. By the end of 2000, VIVENDI TELECOM INTERNATIONAL'S REVENUES reached 169 million euros at the end of 2000. Key highlights include:

- In December 2000, when MAROC TELECOM, Morocco's national telecommunication operator, was partially privatized, Vivendi Universal acquired a 35 percent stake for 2.3 billion euros. Maroc Telecom, which serves the entire country, operated more than 1.4 million fixed lines and had over 2 million customers to its mobile telephone service by the end of 2000.

- SPAIN: In March 2000, the Xfera consortium was awarded the new, third-generation Universal Mobile Telecommunications System (UMTS) license in Spain.

- VIVENDI TELECOM HUNGARY: The company is now the country's N(LOGO) 2 operator in fixed telephony, with 500,000 customers. Vivendi Telecom International has also developed a line of telecommunications services for businesses. These services are offered throughout Hungary and are used by more than 12,000 companies.

- POLAND: PTC, which is owned by Vivendi Telecom International in partnership with Elektrim Telekomunikacja and Deutsche Telekom, is now the leading mobile telephone operator in Poland. The operator has 2.8 million customers.

INTERNET

VivendiNet brings together Vivendi Universal's Internet ventures alongside Internet-related technological, investment and business development activities. VivendiNet's focus is on selective investments and strong internal growth of its subsidiaries as well as the development of applications that are not dependent on advertising as a revenue stream. Key business unit highlights include:

- VIZZAVI: Launched in June 2000, Vizzavi is the multi-access European portal created in a joint venture with the global leader in mobile telephony, Vodafone. The portal will be the default home page for more than 90 million mobile telephone and interactive subscribers, offering them Vivendi Universal content in music, film and publishing. Vizzavi is already accessible via computers and wireless application protocol (WAP) on mobile phones.

  Already available in France, the Netherlands and the U.K. as a PC/mobile portal, Vizzavi will roll out in Germany, Italy, Spain, Greece and Portugal before year-end 2001 and will be well placed to take advantage of growth expected in wireless services in 2002. Vizzavi has more than 530,000 registered customers (in the U.K. and Netherlands) and claims around 4,000 new registrations per day in U.K. and Netherlands, countries where PC platform are available today.

  Vizzavi's projected investment is 1.6 billion euros by the year end 2002, with a monthly EBITDA break-even by the end of 2003.

- VivendiNet's other initiatives include: i-(france), a multiservice portal that services six countries, Viventures and Viventures 2, venture capital funds financing companies in the telecommunications, information systems and Internet companies and Allocine, which offers information on film listings in France and allows users to purchase tickets directly.

ENVIRONMENT

Vivendi Universal's Environment unit - Vivendi Environnement - is a 63-percent-effectively-owned subsidiary of Vivendi Universal. Vivendi Environnement is a worldwide leader in environmental services, with operations around the globe. A leader in four business sectors - water, waste management, energy and transport - Vivendi Environnement has strengthened its multi-service offerings. In July 2000, Vivendi Environnement shares were offered in an IPO and listed on the Paris Stock Exchange.
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 16

IMPORTANT NOTICE REGARDING FINANCIAL REPORTING

THE FINANCIAL INFORMATION PRESENTED HAS BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE (FRENCH GAAP). THE ACTUAL 2000 RESULTS INCLUDE SEAGRAM'S OPERATIONS FOR THE TWENTY-THREE DAY PERIOD FROM THE COMPLETION OF THE MERGER ON DECEMBER 8, 2000 TO THE END OF THE YEAR. THE RESULTS OF SEAGRAM'S SPIRITS AND WINE OPERATIONS ARE INCLUDED ON A SINGLE LINE AS A COMPONENT OF EXCEPTIONAL ITEMS. AS OF JANUARY 1, 2000, VIVENDI UNIVERSAL ADOPTED NEW FRENCH GAAP ACCOUNTING PRINCIPLES WITH RESPECT TO FOREIGN CURRENCY TRANSLATION AND RECOGNITION OF SUBSCRIBER ACQUISITION COSTS. TO ENHANCE COMPARABILITY, RESTATED 1999 FINANCIAL INFORMATION HAS BEEN PRESENTED WHICH GIVES EFFECT TO THESE CHANGES. TO FURTHER ENHANCE COMPARABILITY, REVENUES, EBITDA AND OPERATING INCOME BY BUSINESS SEGMENT HAS ALSO BEEN PRESENTED ON A PRO FORMA BASIS WHICH ILLUSTRATES THE EFFECT OF THE BUSINESS COMBINATION TRANSACTIONS AMONG VIVENDI, SEAGRAM AND CANAL+ (EXCLUDING THE RESULTS OF THE ACQUIRED SEAGRAM SPIRITS AND WINE OPERATIONS WHICH IS ACCOUNTED FOR AS EXCEPTIONAL ITEMS), THE CONSOLIDATION OF CANAL+ ON A TWELVE MONTH BASIS AND THE DIVESTITURES OF VINCI AND THE INVESTMENT IN BSKYB, AS IF THE TRANSACTIONS HAD OCCURRED AT THE BEGINNING OF 1999. VIVENDI UNIVERSAL EBITDA IS DEFINED AS OPERATING INCOME ON A FRENCH GAAP BASIS BEFORE AMORTIZATION AND DEPRECIATION, EXPENSES OF REPLACEMENT AND REPAIR OF INSTALLATION AND EQUIPMENT OWNED BY LOCAL AUTHORITIES. VIVENDI UNIVERSAL EBITDA MAY NOT BE STRICTLY COMPARABLE TO SIMILARLY TITLED MEASURES WIDELY USED IN THE UNITED STATES OR REPORTED BY OTHER COMPANIES. WE BELIEVE THAT PRO FORMA RESULTS REPRESENT MEANINGFUL COMPARATIVE INFORMATION FOR ASSESSING EARNINGS TRENDS BECAUSE THE PRO FORMA RESULTS INCLUDE COMPARABLE OPERATIONS IN EACH YEAR PRESENTED. THE PRO FORMA RESULTS ARE NOT NECESSARILY INDICATIVE OF THE COMBINED RESULTS THAT WOULD HAVE OCCURRED HAD THE EVENTS ACTUALLY OCCURRED AT THE BEGINNING OF 1999.)

IMPORTANT DISCLAIMER

THIS DOCUMENT CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT RECENTLY ACQUIRED OPERATIONS WILL NOT BE INTEGRATED SUCCESSFULLY; THAT THE SYNERGIES EXPECTED TO BE CREATED AS A RESULT OF RECENT ACQUISITIONS WILL NOT MATERIALIZE; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE UNABLE TO OBTAIN OR RETAIN, UPON ACCEPTABLE TERMS, THE LICENSES AND PERMITS NECESSARY TO OPERATE AND EXPAND ITS BUSINESSES; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THOSE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM VIVENDI UNIVERSAL.

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                                                                              17

                          PRESENTATION OF RESOLUTIONS

APPROVAL OF THE ANNUAL
FINANCIAL STATEMENTS

The first three items on the agenda relate to the approval of the annual financial statements (Resolution 1) and the regulated agreements ("Conventions reglementees") covered by the special report prepared by the Statutory Auditors (Resolution 2), and to the allocation of profits and declaration of dividends (Resolution 3). The Board recommends the declaration of a dividend of 1 euro per share augmented by a tax credit of 0.50 euros. The dividend will be payable as of May 2, 2001.

BOARD OF DIRECTORS

The Board of Directors recommends the appointment as Directors of Mrs. Marie-Josee Kravis (Resolution 4) to replace Mr. Andre Desmarais, who is resigning, and Mr. Samuel Minzberg (Resolution 5) to replace Mr. Charles R. Bronfman, who is resigning.

SHARE REPURCHASE PROGRAM

It is proposed (Resolution 6), pursuant to Articles L 225-09 et seq. of the French "Code de Commerce" to grant to the Board of Directors the authorization regarding the share repurchase program for an eighteen month period and within a limit of 10% of the share capital. The Board of Directors will then be allowed to trade Company shares on one or more occasions on the market or otherwise by means including, without limitation, the acquisition of Company shares and utilization of option products, for the purpose of holding said shares, allotting said shares to employees, effecting the exchanges following the issuance of bonds or in connection with acquisitions or any other exchange procedure, smoothing out or sustaining share price movement pursuant to applicable regulations, transferring or selling of said shares on the market or otherwise or canceling said shares subject to the adoption of the seventh resolution by this Shareholders' Meeting.

During this period, the Board of Directors will act within the following thresholds:

  - Maximum purchase price per share:                                       E110

  - Minimum sale price per share:                                            E60

As usual, it is also proposed to grant to the Board of Directors the authorization (Resolution 7) to cancel shares acquired under the share repurchase program which shall remain in effect for twenty-four months and apply to 10% of the capital stock.

AMENDMENTS TO ARTICLES OF ASSOCIATION

1. It is proposed to amend the second paragraph of Article 17 of the Articles of Association entitled "Shareholders Meetings" for the purpose of allowing the public transmission of Shareholders' Meetings in their entirety by all means including the Internet (Resolution 8) and therefore to improve the information available to shareholders.

2. It is proposed to amend Article 18 of the Articles of Association entitled "Voting Rights" as follows:

  - Add a fifth paragraph to provide for the inapplicability of the provision for adjusting the number of voting shares which can be voted by any shareholder owning more than 2% of the capital stock to any Shareholders' Meeting where a quorum of 60% or more is present (Resolution 9); and

  - Amend the second paragraph to include the option of participating and voting at Shareholders' Meetings by tele-transmission and/or videoconference, if allowed by law (Resolution 10).

                                                               Vivendi Universal

                                                                               -

 18

                               DRAFT RESOLUTIONS
                  FOR THE COMBINED ORDINARY AND EXTRAORDINARY
                             SHAREHOLDERS' MEETING
                            TUESDAY, APRIL 24, 2001

AS AN ORDINARY SHAREHOLDERS'
MEETING

FIRST RESOLUTION - APPROVAL OF THE REPORTS AND FINANCIAL STATEMENTS FOR THE 2000 FISCAL YEAR; PRESENTATION OF THE CONSOLIDATED 2000 FINANCIAL STATEMENTS

This resolution relates to approval of the 2000 financial statements.

In consideration of the reports on the 2000 fiscal year prepared by the Board of Directors and the Statutory Auditors, the Shareholders' Meeting hereby approves the 2000 financial statements and the transactions reflected in said reports and financial statements, and takes formal note of the presentation of the consolidated 2000 financial statements.

SECOND RESOLUTION - APPROVAL OF THE AGREEMENTS COVERED IN THE SPECIAL REPORT PREPARED BY THE STATUTORY AUDITORS

This resolution relates to approval of the agreements specified by Articles L 225-38 et seq. of the French "Code de Commerce" and covered in the special report prepared by the Statutory Auditors.

The Shareholders' Meeting hereby takes formal note of the special report prepared by the Statutory Auditors pursuant to Article L 225-40 of the French "Code de Commerce" and approves the transactions and agreements specified therein.

THIRD RESOLUTION - ALLOCATION OF NET INCOME AND DETERMINATION OF THE DIVIDEND FOR THE 2000(1) FISCAL YEAR

This resolution relates to the declaration of a net dividend of 1 euro per share. The dividend is augmented by a tax credit of 0.50 euros, for a total of
1.50 euros per share.

On the recommendation of the Board of Directors, the Shareholders' Meeting hereby approves allocation of the distributable earnings for 2000 as follows:

 Sources:
  - Retained earnings carried
    forward                          22,029,421.52 euros
  - Deduction from share
    premiums                        192,952,330.63 euros
  - Net earnings for the
    fiscal year 2000              1,620,073,628.26 euros
 TOTAL:                           1,835,055,380.41 euros
 Allocation:
  - Statutory reserve                81,003,681.41 euros
  - Special reserve for long
    term capital gains              272,900,129.00 euros
  - Total dividend                1,081,151,570.00 euros
  - Tax withheld from total
    dividend                        400,000,000.00 euros
 TOTAL:                           1,835,055,380.41 euros

Accordingly, the Shareholders' Meeting sets the dividend at 1 euro for each share constituting the capital stock and

---------------

(1) The amounts herein mentioned will be adjusted in consideration of the actual number of shares eligible to receive the dividend for the 2000 fiscal year in order to take into account shares held by the Company and not entitled to payment.

  Vivendi Universal

-

                                                                              19

which have dividend rights by virtue of their effective date. Taxes already paid to the French Treasury in the amount of 0.50 euros shall be added as a tax credit to the above dividend in order to form a total of 1.50 euros. This dividend shall be payable as of May 2, 2001.

As required by law, the Shareholders' Meeting hereby states that no dividend was distributed by Vivendi Universal (formerly known as "SOFIEE") during the past three fiscal years.

FOURTH RESOLUTION - APPOINTMENT OF MRS. MARIE-JOSEE KRAVIS AS A DIRECTOR

This resolution relates to the appointment of Mrs. Marie-Josee Kravis as a Director for a four-year term, as provided by the Articles of Association.

The Shareholders' Meeting hereby appoints Mrs. Marie-Josee Kravis as a Director for a four-year term, to replace Director Andre Desmarais, who is resigning. Mrs. Kravis' term of office will expire upon adjournment of the Shareholders' Meeting held to approve the 2004 financial statements.

FIFTH RESOLUTION - APPOINTMENT OF MR. SAMUEL MINZBERG AS A DIRECTOR

This resolution relates to the appointment of Mr. Samuel Minzberg as a Director for a four-year term, as provided by the Articles of Association.

The Shareholders' Meeting hereby appoints Mr. Samuel Minzberg as a Director for a four-year term, to replace Director Charles R. Bronfman, who is resigning. Mr. Minzberg's term of office will expire upon adjournment of the Shareholders' Meeting held to approve the 2004 financial statements.

SIXTH RESOLUTION - AUTHORIZATION TO THE BOARD OF DIRECTORS IN RESPECT OF THE PURCHASE BY THE COMPANY OF ITS OWN SHARES

This resolution relates the Company's authority to implement a new share repurchase program.

In consideration of the report by the Board of Directors and the prospectus approved by the Commission des Operations de Bourse in relation to a new share repurchase program, and in accordance with Articles L.225-209 et seq. of the French "Code de Commerce", the Shareholders' Meeting hereby authorizes the Board of Directors to trade Company shares, not to exceed 10% of the number of shares representing the Company's share capital as of the effective date of the share repurchase program for a period of eighteen months, on one or more occasions on the market or otherwise by means including, without limitation, the acquisition of Company shares and utilization of options products, for the purpose of holding said shares, allotting said shares to employees, effecting the exchange following the issuance of bonds or in connection with acquisitions or any other exchange procedure, smoothing out or sustaining share price movement pursuant to applicable regulations, transferring or selling of said shares on the market or otherwise, or canceling said shares subject to the adoption of the seventh resolution by this Shareholders' Meeting.

During this period, the Board of Directors will act within the following thresholds:

 - Maximum purchase price per share:                                       E 110

 - Minimum sale price per share:                                            E 60

The Shareholders' Meeting hereby grants the Board of Directors full authority, which may be sub-delegated, to place any and all stock market orders, execute any and all instruments of sale or transfer, enter into any and all agreements and options contracts, make any and all statements, and perform any and all necessary procedural formalities.

The Shareholders' Meeting hereby resolves that this authorization shall rescind and supersede the unused portion and remaining time of the authorization previously granted by the combined Ordinary and Extraordinary Shareholders' Meeting held September 21, 2000 (Resolution 2).

                                                               Vivendi Universal

                                                                               -

 20

AS AN EXTRAORDINARY SHAREHOLDERS' MEETING

SEVENTH RESOLUTION - AUTHORIZATION OF THE BOARD OF DIRECTORS TO DECREASE THE CAPITAL STOCK BY CANCELLATION OF SHARES

This resolution relates to the Board of Directors' authority to cancel shares acquired under share repurchase programs, not to exceed 10% of the share capital and for a twenty-four-month period.

Acting in accordance with the quorum and majority requirements for Extraordinary Shareholders' Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and subject to adoption of the sixth resolution, the Shareholders' Meeting hereby authorizes the Board of Directors, pursuant to Article L 225-209 of the French "Code de Commerce", to cancel, at its sole discretion, on one or more occasions, shares acquired by the Company, not to exceed 10% of the share capital over a twenty-four-month period beginning as of this Shareholders' Meeting, and decrease the capital stock accordingly.

The Shareholders' Meeting hereby grants the Board of Directors full authority, which may be sub-delegated, to perform any and all acts and procedural formalities, and to make any and all statements, as required to finalize capital decreases under this authorization, and to amend the Company's Articles of Association accordingly.

EIGHTH RESOLUTION - AMENDMENT OF THE SECOND PARAGRAPH OF ARTICLE 17 OF THE ARTICLES OF ASSOCIATION ENTITLED "SHAREHOLDERS' MEETINGS" FOR THE PURPOSE OF AUTHORIZING THE PUBLIC TRANSMISSION OF THE SHAREHOLDERS' MEETINGS BY ALL MEANS INCLUDING THE INTERNET

This resolution relates to the amendment of the second paragraph of Article 17 of the Articles of Association entitled "Shareholders' Meetings" for the purpose of allowing the public transmission of the Shareholders' Meetings in their entirety by all means, including the Internet, and therefore to improve the information available to shareholders.

Acting in accordance with the quorum and majority requirements for Extraordinary Shareholders' Meeting and upon the proposal of the Board of Directors, the Shareholders' Meeting hereby resolves to authorize the public transmission of Shareholders' Meetings in their entirety and, consequently, to amend the second paragraph of Article 17 of the Articles of Association entitled "Shareholders' Meetings" as follows:

"Article 17 - Shareholders' Meetings -

2nd paragraph:

    "Shareholders' Meetings take place at the registered office or in any other location specified in the notice of convocation. The Board may decide, upon convocation of the meeting, to publicly transmit the Shareholders' Meetings in their entirety by videoconference and/or tele-transmission. As the case may be, such decision will be indicated in both the notice of meeting and the notice of convocation".

NINTH RESOLUTION - AMENDMENT OF ARTICLE 18 OF THE ARTICLES OF ASSOCIATION ENTITLED "VOTING RIGHTS" TO ADD A FIFTH PARAGRAPH RELATING TO THE
INAPPLICABILITY OF THE PROVISION FOR ADJUSTING VOTING RIGHTS TO ANY SHAREHOLDERS' MEETING WHERE A QUORUM OF 60% OR MORE IS PRESENT

This resolution relates to the amendment of Article 18 of the Articles of Association entitled "Voting Rights" to provide for the inapplicability of the provision for adjusting the number of shares which may be voted at a Shareholders' Meeting by any shareholder owning more than 2% of the capital stock when a quorum of 60% or more is present at the meeting.

Acting in accordance with the quorum and majority requirements for Extraordinary Shareholders' Meeting and on the recommendation of the Board of Directors, the Shareholders' Meeting hereby resolves to amend Article 18 of the Articles of Association entitled "Voting Rights" as follows:

"Article 18 - Voting Rights

"Paragraph 5 (new):

  Vivendi Universal

-

                                                                              21

    "The provisions of Paragraph 4 for adjusting the number of voting shares shall not apply to any Shareholders' Meeting where a quorum of 60% or more is present."

TENTH RESOLUTION - AMENDMENT OF THE SECOND PARAGRAPH OF ARTICLE 18 OF THE ARTICLES OF ASSOCIATION ENTITLED "VOTING RIGHTS" RELATING TO PARTICIPATION AND VOTING AT MEETINGS BY TELE-TRANSMISSION AND/OR VIDEOCONFERENCING.

This resolution relates to the amendment of the second paragraph of Article 18 of the Articles of Association entitled "Voting Rights" to include the option of participating and/or voting at meetings by tele-transmission and/or videoconference, including the Internet, if allowed by law.

Acting in accordance with the quorum and majority requirements for Extraordinary Shareholders' Meeting and on the recommendation of the Board of Directors, the Shareholders' Meeting hereby resolves to amend the second paragraph of Article 18 of the Article of Association entitled "Voting Rights" as follows:

"Paragraph 2:

    "Shareholders shall be entitled, under the conditions established by applicable laws and regulations, to send in their proxy and voting forms by mail for any Shareholders' Meeting in paper form or, by resolution of the Board of Directors published in the notice of meeting, by tele-transmission. "The Board of Directors may also establish that shareholders shall be entitled to participate and vote at all Shareholders Meetings by videoconference and/or tele-transmission, under the conditions established by applicable regulations."

ELEVENTH RESOLUTION - AUTHORIZATIONS FOR PERFORMANCE OF LEGAL FORMALITIES

This resolution relates to the grant of the necessary authority to carry out decisions made pursuant to resolutions adopted by the Shareholders' Meeting, and to perform the resulting procedural formalities.

Acting in accordance with the quorum and majority requirements for Extraordinary Shareholders' Meeting and on the recommendation of the Board of Directors, the Shareholders' Meeting hereby grants full authority to the bearer of an original short-form certificate or copy of the minutes of this Meeting, to perform all procedural formalities required by law.

                                                               Vivendi Universal

                                                                               -

 22

 ...............................................................................
                          Five-year Financial Summary
 ...............................................................................

In 2000 Sofiee, a wholly owned subsidiary of Vivendi, absorbed its parent and SIG 40 (a subsidiary of, and recipient of capital contributions from, Canal+). Sofiee changed its name to Vivendi Universal, and merged with the Canadian corporation, Seagram in a transaction that involved an exchange of Seagram stock for Vivendi Universal stock or securities exchangeable for Vivendi Universal stock. To deliver Vivendi Universal stock to Seagram's shareholders, Vivendi Universal effected a rights issue of 401,582,689 equity notes redeemable for shares of Vivendi Universal stock on behalf of its subsidiary, Vivendi Universal Holding SAS.

---------------------------------------------------------------------------------------------------------------------------------
(thousands of euros)                             2000                  1999             1998             1997                1996
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK AT YEAR-END
Capital stock(1)                            5,944,446(a)            255,908          255,908               38                  38
No. of shares issued                     1,080,808,443(a)        16,786,500       16,786,500            2,500               2,500
Potential no. of shares to be issued:
  By exercise of subscription warrants      8,085,300(b)                  -                -                -                   -
  By conversion of bonds issued in
    January 1999                           18,356,186(c)                  -                -                -                   -
  By conversion of Vivendi Environnement
    bonds issued in April 1999             16,243,969(d)                  -                -                -                   -
  By redemption of bonds redeemable into
    shares issued in December 2000         82,051,273                     -                -                -                   -
  By exercise of subscription warrants      2,804,857
 .................................................................................................................................
OVERALL TRADING INCOME
Net sales                                     360,658                     -                -                -                   -
Income before tax, depreciation and
  provisions                                1,872,963                28,729               -4               -2                  -3
Income tax(2)                                -198,416                     -                -                1                   1
Income after tax, depreciation and
  provisions                                1,620,073                30,654           -7,451               -3                  -4
Dividends paid                              1,081,152(e)                  -                -                -                   -
 .................................................................................................................................
NET INCOME PER SHARE (euros)
Net income after tax before depreciation
  and provisions                                 1.92(e)               1.71                -            -1.28               -1.45
Net income after tax, depreciation and
  provisions                                     1.50(e)               1.83            -0.44            -1.28               -1.45
Dividend paid per share                          1.00(e)
 .................................................................................................................................
EMPLOYEES
Number of employees (yearly average)            1,278                     -                -                -                   -
Amount of payroll expenses                     73,390                     -                -                -                   -
Social security costs and other social
  expenses                                     29,756                     -                -                -                   -
 .................................................................................................................................

(1) In 2000 the capital stock was converted into euros, and the par value was increased to E16, then split to E5.5.
(2) In 2000 this negative figure represents the tax savings of the tax consolidation group headed by Vivendi Universal.

(a) A capital increase resulting primarily from the issuance of 593,464,875 shares as part of the merger by absorption of Vivendi; 319,531,416 shares to redeem bonds redeemable for shares of Vivendi Universal stock (thereby making it possible to deliver shares of Vivendi Universal stock to Seagram shareholders who elected for an immediate exchange of their Seagram stock for Vivendi Universal stock); and 130,638,208 shares as part of the merger by absorption of SIG 40.
(b) Bonus allotment of subscription warrants on May 2, 1997 to all shareholders (warrant valid for 4 years; maturity May 2, 2001). Forty warrants grant the right to subscribe for 3.05 new shares of Vivendi Universal stock at any time at a price of E137.20. As of December 31, 2000, 106,036,727 warrants were outstanding.
(c) On January 26, 1999, Vivendi issued at par (E282) 6,028,363 bonds (1.25% -
2004) convertible into shares of Vivendi Universal stock at the rate of 3.047 shares per bond. As of December 31, 2000, 6,024,347 warrants were outstanding.
(d) On April 26, 1999, Vivendi Environnement issued at a unit price of E271 (redemption premium: E17) 10,516,606 bonds (1.5% - 2005) convertible into shares of Vivendi Universal stock at the rate of 3.047 shares per Vivendi Environnement bond. As part of the Vivendi Environnement IPO, as one of the conditions on the bond issue, the 5,183,704 bonds presented could be converted into shares of Vivendi Environnement stock. As of December 31, 2000, 5,331,135 bonds were outstanding.
(e) This calculation takes into account the 343,127 shares, restricted to employees under the Group Stock Savings Plan, issued in January 2001 with dividend rights from January 26, 2001. This figure is subject to the exercise of share subscription options by participating employees until the day prior to the Shareholders' Meeting held to consider the 2000 financial statements.

  Vivendi Universal

-

                                                                              23

 ................................................................................
                     Report from the Statutory Auditors on
                     the reduction in capital stock through
                         cancellation of treasury stock
 ................................................................................

Dear Sir, Madam,

As statutory auditors of your company and in accordance with the provisions of article L. 225-209, al. 4 of the commercial code relating to stock repurchase plans, we hereby submit our report on the planned transaction.

We have analysed the stock repurchase plan and performed our due diligences in accordance with generally accepted auditing standards.

The plan consists in the repurchase by your company of treasury stocks within the limit of 10% of its capital, as set forth under the provisions of article L. 225-209 of the commercial code. Authorization of the repurchase will be subject to approval by the Shareholders' meeting, and will be granted for a period of 18 months.

Your Board of Directors requests that you entrust it, for a two-year period, in order to implement the authorization to repurchase its treasury stocks, with proxy to cancel within a limit of 10% of the company capital, in a 24 months period, such treasury stocks.

We have no comments to make on the causes and conditions governing the stock repurchase plan, as such an event can only be undertaken if the Shareholders' meeting gives its prior approval to the repurchase by your company of its treasury stocks.

                          Neuilly sur Seine and Paris,
                                 March 9, 2001
                             The Statutory Auditors



   Barbier Frinault & Cie             RSM Salustro Reydel
       Arthur Andersen
   Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte

" The French version of the preceding text has been signed by Barbier Frinault & Compagnie, a member firm of Arthur Andersen, and by RSM Salustro Reydel, the independent public accountants of Vivendi Universal"

                                                               Vivendi Universal

                                                                               -

 24

 ...............................................................................
     Supplemental report of the Board of Directors on the capital increase restricted to current and retired Vivendi Group employees enrolled in the Group
                               Stock Savings Plan

 ...............................................................................

Under the terms of Resolution 6 of the Shareholders' Meeting held September 21, 2000, you authorized the Board of Directors to issue, on one or more occasions, shares of stock restricted to current and retired Group employees enrolled in the Vivendi Universal Group Stock Savings Plan.

Pursuant to that authorization, on January 26, 2001 the Board of Directors resolved to issue up to 6,000,000 new shares issued for cash with a par value of E5.50 each, which could be subscribed to directly or through the Accueil mutual fund, under the following principal terms and conditions:

  - The subscription date was set for April 26, 2001,

  - The increase in Vivendi Universal's capital stock shall not exceed the number of shares,

  - The subscription price, as required by law and the terms of the aforesaid resolution, was set at 85% of the average share price at the opening of the twenty trading sessions preceding January 26, 2001, or E67.32, representing a par value of E5.50 and an issuing premium of E61.82.

The subscribed shares are to be fully paid-in upon subscription, recorded in the stock registers and eligible to receive dividends as of January 1, 2001.

Pursuant to the resolution adopted by the Extraordinary Shareholders' Meeting, the number of shares offered for subscription shall not exceed 10% of the capital stock.

The effect of issuing up to 6,000,000 new shares on the equity interest of a shareholder who owns 1% of Vivendi Universal's capital stock and does not subscribe to the capital increase would be as follows:

---------------------------------------------------------
                                         Shareholder's %
                                         equity interest
---------------------------------------------------------
 Prior to issue                                   1%
 .........................................................
 Subsequent to issue of up to
   6,000,000 new shares                       0.994%
 .........................................................

In addition, the effect of this issue on the Group share of consolidated shareholders' equity for a shareholder who owns one share of Vivendi Universal stock on December 31, 1999 (pro forma basis) and does not subscribe to the capital increase would be as follows:

----------------------------------------------------------
                                      Group share of
                                consolidated shareholders'
                                equity as of December 31,
                                           1999
----------------------------------------------------------
 Prior to issue                             E51.66
 ..........................................................
 Subsequent to issue of up to
   6,000,000 new shares                     E51.38
 ..........................................................

Considering the issue price and volume, the transaction should not have a significant influence on the market value of the stock.

                                                          The Board of Directors

  Vivendi Universal

-

                                                                              25

 ...............................................................................
 Report of the Statutory Auditors on the capital increase reserved for current and retired employees participating in the Group's Employee Stock Ownership Plan
 ...............................................................................

Dear Sir, Madam,

As statutory auditors of your company, and in accordance with the provisions of article 155-2 of the decree of 23 March 1967, we hereby submit our report, in addition to our special report of 6 September 2000, on the issuance of stock to current and retired employees of Vivendi Universal and its subsidiaries participating in the Group Employee Stock Ownership Plan, as authorized by the provisions of resolution six of the Ordinary and Extraordinary Shareholders' meeting of 21 September 2000.

This meeting entrusted your Board of Directors with setting out the conditions and proceeding with the formalities of the issue.

Exercising the powers thus conferred upon you, your Board decided, at its meeting on 26 January 2001 to issue 6,000,000 new shares for current and retired employees of Vivendi Universal and its subsidiaries participating in the Group's Employee Stock Ownership Plan. The capital increase will be limited to the par value of the shares to which the Group's current and retired employees actually subscribe.

The subscription date has been set for 26 April 2001 and the share price at 85% of the first price quoted on the stock market on 26 January 2001, which is 67.32 euros, comprising 5.5 euros at par value with an issue premium of 61.82 euros.

We have verified that the arrangements for this operation comply with the authorization granted by the Ordinary and Extraordinary Shareholders' meeting of 21 September 2000 and with the details provided at the meeting, and we have no comments to make on this matter.

We have performed our due diligences in accordance with generally accepted auditing standards in order to verify the figures and information provided in the report to the Board, regarding the choice of components used for calculating and setting the share price.

In accordance with auditing standards, our due diligences were to ensure that the conventions adopted in the pro forma-adjusted historical financial and accounting information are consistent and reasonable, that the corresponding figures are correct, and that the accounting principles used in reporting this information are the same as those used in the historical accounts which have been audited or reviewed.

We hereby certify that the figures provided in the company's financial statements and the information given in the report to the Board of Directors are true and fair.

We have no comments to make on your proposal to withdraw preferential subscription rights nor on the components used to calculate and set the offering price of the shares.

We have no comments to make on the effects the issue may have on shareholders in relation to shareholders' equity and the shares' market value.

                          Neuilly sur Seine and Paris,
                                January 26, 2001
                             The Statutory Auditors

   Barbier Frinault & Cie             RSM Salustro Reydel
      Arthur Andersen
Alain Grosmann  Jean Bouquot  Bernard Cattenoz  Bertrand Vialatte

" The French version of the preceding text has been signed by Barbier Frinault & Compagnie, a member firm of Arthur Andersen, and by RSM Salustro Reydel, the independent public accountants of Vivendi Universal"